Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	1.75	2.26	2.07	2.04	2.51	2.32	1.84
Including interest on deposits	1.53	1.88	1.75	1.74	2.01	1.80	1.59

Earnings excluding interest on deposits	$308,561	$188,509	$939,233	$526,978	$444,892	$377,487	$447,064
Fixed Charges excluding interest on deposits	176,393	83,286	454,116	258,934	177,076	162,628	243,537
Earnings including total fixed charges	382,804	224,401	1,134,761	630,590	532,720	482,675	545,845
Fixed Charges including interest on deposits	250,636	119,178	649,644	362,546	264,904	267,816	342,318